Exhibit 99.9

NICE Actimize Scores Two Wins as Financial Crime and Market
Surveillance Products of the Year in 2018 Risk Technology Awards

Autonomous Financial Crime Management with its advances in artificial intelligence and machine learning provides the foundation to these two NICE Actimize award wins

Hoboken, NJ, June 20, 2017 – NICE Actimize, a NICE (Nasdaq:NICE) business and the leader in Autonomous Financial Crime Management has won two Product of the Year awards in the 2018 Risk Technology Rankings, achieving wins in the Operational Risk category for both Financial Crime and Market Surveillance solutions suites. Risk.net, a leading financial risk management news and content provider and sponsor of these awards, is part of the InfoPro Digital Group which also includes market-leading media and analyst brands Operational Risk, Chartis Research and Waters Technology.

This year’s awards competition, addressing innovation and product excellence, specifically focused on enterprise risk and regulation, operational risk, and credit risk solutions technology categories. Judging to determine the category leaders, conducted by a panel of industry professionals and actual users, weighed a number of factors, including risk management and compliance capabilities, innovation, quality of service, and engagement with regulatory issues.

“Offering the industry’s broadest offerings in financial crime and compliance, we are particularly proud of our award-winning markets surveillance solutions,” said Christopher Wooten, Executive Vice President, NICE. “As we work hard to meet the industry’s regulatory requirements for MiFID II and MAR, as well as other global regulations, we continue to innovate our solutions in financial markets compliance and communications through advancements in artificial intelligence, machine learning and the cloud, working closely with our customers to optimize operations, lower costs and reduce risk. We are pleased that the Risk judging panel comprised of actual users in the industry recognized our leadership and innovation in both the financial crime and market surveillance categories.”

Additional NICE Actimize resources in financial crime and markets surveillance:
•	For NICE Actimize Market Surveillance click here.
•	For NICE Actimize Trade Reconstruction click here.
•	For NICE Actimize Autonomous Financial Crime Management (AFCM), click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson +1-551-256-5202
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.